As filed with the Securities and Exchange Commission on December 20, 2004

Registration No. 333-120029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMPCO TECHNOLOGIES, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	91-1039211
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert M. Stemmler

President and Chief Executive Officer

16804 Gridley Place

Cerritos, California 90703

(562) 860-6666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Marcus J. Williams

Davis Wright Tremaine LLP

2600 Century Square

1501 Fourth Avenue

Seattle, Washington 98101-3150

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, Par Value $0.001	$60,000,000	$7,602(2)

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with rule 457(o) of Regulation C promulgated under the Securities Act of 1933, as amended.

(2)	The registration fee has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission (the “Commission”) becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 20, 2004

PRELIMINARY PROSPECTUS

LOGO OF IMPCO TECHNOLOGIES, INC.

$60,000,000 of Common Stock

This prospectus relates to the offer and sale of shares of our common stock. The securities may be sold from time to time in one or more issuances on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at prices otherwise negotiated.

Our common stock is traded on the NASDAQ National Market under the symbol “IMCO.” On December 17, 2004, the reported last sale price of our common stock on the NASDAQ National Market was $6.26 per share.

Our common stock may be sold directly by us to investors, through agents designated from time to time or through underwriters or dealers at prices and on terms to be determined at the time of offering. We will set forth the names of any underwriters or agents and any applicable commissions or discounts in the accompanying prospectus supplement. Additionally, unless we inform you otherwise in any prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” Unless otherwise set forth in the accompanying prospectus supplement, we intend to use the net proceeds we expect to receive from any sale of our common stock for the purposes set forth in this prospectus.

Our business and an investment in our common stock involve significant risks. See “ Risk Factors” beginning on page 1.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Commission using the Commission’s shelf-registration rules. Under the shelf-registration rules, using this prospectus, and, if required, one or more prospectus supplements, we may sell our common stock from time to time, in one or more offerings, shares of our common stock. A prospectus supplement may add, update, or change information contained in this prospectus. You should read this prospectus, any applicable prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information” before making an investment decision.

Market information in this prospectus and the documents incorporated herein is based generally on company estimates and not third party sources.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts, but rather are plans and predictions based on current expectations, estimates, and projections about our industry, our beliefs, and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and variations of these words and similar expressions to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to various risks, uncertainties, and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecast in the forward-looking statements. These risks and uncertainties include those described under the heading “Risk Factors” and elsewhere in this prospectus, in the applicable prospectus supplement, and in the documents incorporated herein by reference. You should not place undue reliance on these forward-looking statements, which reflect the company’s view only as of the date of this prospectus.

OUR COMPANY

We design, manufacture, and supply products and systems that control the pressure and flow of gaseous fuels for use in internal combustion engines. Our products also include internal combustion engines, which have our gaseous fuel control products incorporated in them. Our products and systems enable internal combustion engines to operate on gaseous fuels, including natural gas or propane. Our products improve efficiency, enhance power output, and reduce harmful emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Additionally, we have extensive engineering, design, and systems integration experience with our customers’ requirements for product performance, durability, and physical configuration. We have been producing and selling gaseous fuel delivery systems and products for over 45 years. We sell these systems and components directly to end users, OEMs, and to the aftermarket through approximately 400 distributors and dealers worldwide. We are incorporated in Delaware, and our common stock is traded on The Nasdaq National Market under the symbol “IMCO.” Our executive offices are located at 16804 Gridley Place, Cerritos, California 90703. Our telephone number is (562) 860-6666. Our website is www.impco.ws. The information on our website does not constitute part of this prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements” above, you should carefully consider the matters described below in determining whether to invest in our common stock.

Risks related to our non-compliance with certain Nasdaq National Market Qualitative Listing Requirements and federal securities laws.

Because we are not in compliance with the Nasdaq National Market requirement that we have a majority of independent directors, our stock may be delisted from Nasdaq.

Recently promulgated Nasdaq listing requirements, which became applicable to us on May 13, 2004, require that a majority of our board of directors be “independent directors” as that term is defined under Nasdaq rules. Specifically, our board of directors consists of six directors, three of whom are independent within the meaning of these rules. We have communicated to Nasdaq’s Listing Qualifications Department the fact that this circumstance represents noncompliance with applicable corporate governance rules, and have indicated that, in accordance with the terms of the BRC acquisition, we plan to remedy such noncompliance by installing another independent director designated by the BRC founders at or after the closing of the BRC acquisition. We have received no assurance that the appointment of such new director will be acceptable to Nasdaq as a remedy for noncompliance or that Nasdaq will not initiate delisting procedures, either in advance of the closing of the BRC acquisition or if the BRC acquisition is not consummated. If our common stock is delisted, the price of our common stock would likely be materially and adversely affected and it may be difficult for you to sell our common stock at a favorable price, in volumes you might consider favorable, or at all.

Loans to one of our executive officers may have been amended in violation of Section 402 of the Sarbanes Oxley Act of 2002.

In December 2000 we lent Dale Rasmussen, our Senior Vice President and Secretary, $100,000. In September 2001, we lent to Mr. Rasmussen an additional $175,000. These loans were due and payable in full on July 31, 2002. The first loan was repaid in full on March 8, 2004, and approximately $173,000 remains outstanding on the second loan. As a result, the SEC may take the position that this loan is a violation of Section 402 of the Sarbanes Oxley Act of 2002.

Section 402 of the Sarbanes Oxley Act of 2002, which became effective on June 30, 2002, prohibits us from directly or indirectly extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers. An extension of credit maintained by us on June 30, 2002 is not subject to these prohibitions so long as there is no renewal or material modification to any such loan after that date.

Because we did not recover the amounts due under these loans on or before their maturity date, we may be found to have materially modified or renewed Mr. Rasmussen’s loans after the effective date of Section 402. If the SEC were to institute proceedings to enforce a violation of this statute, or if one or more shareholders were to bring a lawsuit that this circumstance represents a breach of our directors’ fiduciary duties, we may become a party to litigation over these matters, and the outcome of such litigation (including criminal or civil sanctions by the SEC or damages in a civil lawsuit), alone or in addition to the costs of litigation, may materially and adversely affect our business.

We may be subject to regulatory scrutiny, and may sustain a loss of public confidence, if we are unable to satisfy regulatory requirements relating to internal control over financial reporting.

Section 404 of the Sarbanes Oxley Act of 2002 requires us, like all other publicly traded companies, to perform an evaluation of our internal control over financial reporting and have our auditors attest to such evaluation. This requirement must be implemented by us, and many other companies whose fiscal year ends on December 31, for the first time in connection with the preparation of our annual report for the year ending December 31, 2004. We have been actively preparing for the implementation of this requirement by, among other things, establishing an ongoing program to perform the system and process evaluation and testing necessary for compliance. If we fail to complete our evaluation on a timely basis and in a satisfactory manner, or if our management or our auditors are unable to attest on a timely basis to the adequacy of our internal control, we may be subject to additional regulatory scrutiny and to a loss of public confidence in our internal control over financial reporting.

The Nasdaq Stock Market may take the position that we should have obtained shareholder approval for certain issuances of our outstanding securities, and if they were to take and prevail in that position, we could be subject to sanctions or delisting by The Nasdaq Stock Market.

Under applicable Nasdaq rules, a company with securities listed on the Nasdaq Stock Market must obtain shareholder approval before issuing securities if such issuance is not a public offering and involves the sale of 20% or more of the issuer’s outstanding common stock at a price less than the greater of book or market value. Since January 2002, we have issued shares of our common stock or securities convertible into or exercisable for our common stock in six separate transactions representing a total of 8,614,470 shares (excluding shares issued in connection with employee stock option, employee benefit plans, and similar arrangements). Some of the shares that were issued in these six transactions were issued or are issuable at a price that represents a discount to the market price of our common stock on the date of issuance. If the sale of common stock to the purchasing stockholders were aggregated or integrated with one or more other transactions, or if two or more other transactions were to be integrated with one another, some of these combinations exceeded 20% of our outstanding common stock and thus would have required shareholder approval. Although not free from doubt, we believe that the sale of common stock to the purchasing stockholders should not be aggregated or integrated with any other transaction, and we believe that no series of other transactions would be integrated in a manner that would result in our being required to have obtained shareholder approval. We have not obtained any formal guidance from Nasdaq as to this matter. If Nasdaq were to determine that one or more of these transactions required shareholder approval, Nasdaq could halt trading of our common stock and initiate delisting procedures with respect to our common stock. A delisting from Nasdaq, if it were to occur, could materially impair the liquidity of our securities and could adversely affect the trading price of our common stock.

Risks related to our company

We currently have substantial debt which we may be unable to service.

We are highly leveraged and have significant debt service obligations. As of September 30, 2004, we had aggregate outstanding indebtedness of $39.7 million and total stockholders’ equity of $59.0 million. Our loan agreement with LaSalle Business Credit, LLC, has a maximum borrowing limit of $12 million, which was limited based on our eligible accounts receivable and our eligible inventory as of November 30, 2004 to approximately $8.3 million. Of that amount, $6.9 million was outstanding under the LaSalle loan agreement as of that same date, leaving approximately $1.4 million unused and available. Our senior subordinated secured notes issued to Bison Capital Structured Equity Partners, LLC, have a current outstanding principal amount of $20.0 million, excluding capitalized interest of approximately $0.9 million and applicable prepayment penalties. The annual interest rate on the Bison loan as of November 30, 2004 was 18.25%.

Our substantial debt subjects us to numerous risks, including the following:

•	we will be required to use a substantial portion of our cash flow from operations to pay interest on our debt, thereby reducing cash available to fund working capital, capital expenditures, strategic acquisitions, investments and alliances, and other general corporate requirements;

•	our leverage may increase our vulnerability to general economic downturns and adverse competitive and industry conditions and may place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations may limit our flexibility to plan for, or react to, changes in our business and in the industry in which we operate;

•	our level of debt may make it difficult for us to raise additional financing on satisfactory terms; and

•	if we do not comply with the financial and other restrictive covenants in our debt instruments, any such failure could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations and on our business or prospects generally, including the possibility that our lenders might foreclose on our assets.

We expect to retire the senior subordinated secured notes, which will require us to pay approximately $4.5 million in capitalized interest and prepayment penalties, and to recognize an acceleration of deferred financing costs amounting to approximately $2.1 million, prior to or upon closing the BRC acquisition. We expect the LaSalle senior credit facility to remain in effect after the closing. In addition, as of September 30, 2004, BRC had outstanding debt of approximately $1.2 million. We expect that M.T.M. Società a Responsibilità Limitata (“MTM”), a wholly owned subsidiary of BRC, will incur an additional $13.0 million of indebtedness in connection with the BRC acquisition, and that MTM will lend to IMPCO up to $22 million. We also may directly or indirectly incur additional indebtedness in connection with the BRC acquisition or with our ongoing operations. Although management expects a substantial reduction in interest expense after the closing of the BRC acquisition as a result of the redemption of our senior subordinated notes, our loans after closing will continue to represent significant indebtedness and will impose substantial limitations on management’s ability to respond to changes in our operational circumstances or in the board’s strategic goals.

We have recently been in default under both of our primary debt facilities, are currently operating under amendments to our debt obligations, and we cannot assure you that we will be able to retire our indebtedness, to avoid events of default or noncompliance in the future, or to obtain subsequent amendments, if events of default were to occur.

Our debt requires us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants would result in events of default that, if not cured or waived, could result in us being required to repay these borrowings before their due date. If we were unable to make a required repayment or refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

At December 31, 2003, March 31, 2004, April 30, 2004 and at June 30, 2004, we were in default on the LaSalle loan for not meeting certain financial measurement covenants at each of these dates. We paid LaSalle amendment fees of $85,000 in the aggregate and obtained waivers of these events of covenant noncompliance at December 31, 2003, May 7, 2004, and at June 30, 2004, respectively. We are currently paying a rate of interest at prime plus 1%, which at November 30, 2004 was equal to 6.0%. In October 2004, we concluded negotiations with LaSalle and executed an agreement, effective June 30, 2004, which revised the financial covenants to be more consistent with our business projections through the end of the term of the loan in 2006. As of September 30, 2004, we were in compliance with the terms and conditions of the loan agreement, as amended.

Since January 1, 2004 we have not been in compliance with the original minimum consolidated EBITDA and consolidated leverage ratio coverage covenants of our senior subordinated secured notes. During the first quarter of 2004 we obtained from the noteholder a waiver of the breach of the covenants, and amended the covenants to reflect a more conservative projection of our financial performance. We are currently, and have been, in compliance with the amended covenants. However, the terms of the waiver and amendment provide that, so long as we remain out of compliance with the original covenants, we would be required to pay the default rate of interest, which increased from 11.25% to an initial default rate of 14.25% and subsequently to the present level of 18.25%. The maximum interest rate chargeable during an event of default under the waiver and amendment is 18.75%. Also, under the terms of our Amendment, we must comply with the original loan covenants by January 1, 2005. If we are not in compliance with the original loan covenants on the senior subordinated secured notes or redeem those notes on or before January 1, 2005 the noteholder may declare a default and, subject to the intercreditor agreement with our senior lender, may accelerate the indebtedness under the senior subordinated secured notes. Moreover, because our senior subordinated secured notes are cross-defaulted with the LaSalle senior credit facility, an unwaived event of default under these notes also represent an event of default under our senior credit facility.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

Our debt agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on our operations. Among other things, these restrictions limit our ability to:

•	incur liens or make negative pledges on our assets;

•	merge, consolidate, or sell our assets;

•	incur additional debt;

•	pay dividends, redeem capital stock or prepay other debt;

•	make investments and acquisitions;

•	make capital expenditures; or

•	amend our debt instruments and certain other material agreements.

We have a history of significant cash outflows that may limit our ability to grow and may materially and adversely impact our prospective revenues and liquidity.

Until recently, we have experienced operating losses and net cash outflows. At September 30, 2004, our cash and cash equivalents totaled approximately $6.7 million and our working capital was $25.1 million. We have experienced significant cash outflows in connection with our initial equity investment in BRC and servicing our debt, and based upon our eligible accounts receivable and our eligible inventory as of November 30, 2004 our funds available for borrowing under our senior secured credit facility were approximately 8.3 million, of which we had borrowed approximately $6.9 million, leaving approximately $1.4 million available. As of September 30, 2004, we had total stockholders’ equity of $59 million and an accumulated deficit of $73 million. Our current cash position and upcoming cash obligations, including but not limited to cash we expect to expend for general and administrative expenses associated with the BRC acquisition and in connection with Sarbanes-Oxley Act compliance costs, especially if combined with stagnant or declining revenues, may force us to take steps such as personnel reductions or curtailment of growth as a means to manage our liquidity. Such measures could have an adverse impact on our production capacity, our growth strategy, or other aspects of our business that might have a material adverse impact on results of operations. In some instances, these impacts may last beyond the term of the immediate cash shortfall.

Our business may be subject to product liability claims, which could be expensive and could divert management’s attention.

We face exposure to product liability claims if our products (or the equipment into which our products are incorporated) malfunction in a way that results or is alleged to have resulted in personal injury or death, or property damage. We may be named in product liability actions even if there is no evidence that our systems or components caused a loss. Product liability claims could result in significant losses from defense costs or damages awards. The sale of our systems and components entails a high risk of these claims. In addition, we may be required to participate in a recall involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Each of these actions would likely harm our reputation and lead to substantial expense. We cannot assure you that product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

We may be subject to increased warranty claims.

In response to consumer demand, vehicle and industrial equipment manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products, thus requiring their suppliers, such as us, to provide correspondingly longer product warranties. Due to the longer warranty periods, we could incur substantially greater warranty claims in the future. We establish a reserve for warranty claims by taking a charge against earnings at the time that such earnings are recognized based on our historical claims experience. Our warranty expenses for the 12 months ended December 31, 2003 was $396,000 and for the nine months ended September 30, 2004 was $23,000. Our warranty reserve as of September 30, 2004 was $630,000. Our warranty expense is determined by examining revenues against our historical cost of warranty claims. These reserves necessarily involve estimates of future claims, and actual claims, the cost of resolving such claims, or both may exceed our estimates and may be greater than our established reserves. If that were to occur, we may experience increased warranty expenses which would adversely affect our results of operations.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

We rely on patent, trademark, and copyright law, trade secret protection, and confidentiality and other agreements with our employees, customers, partners, and with the BRC founders and others to protect our intellectual property. However, much of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization and without affording us an adequate remedy.

Furthermore, the laws of some foreign countries, may not protect intellectual property rights to the same extent as do the laws of the United States. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized patent or trademark applications in foreign countries to register rights that belong to us. This disparity in protection of intellectual property rights affects us significantly because we do a substantial portion of our business in international markets, particularly in developing countries where the issue is most acute.

Those patents we own are not likely to provide us with meaningful commercial protection of our products, and patent applications that we file may not result in issued patents. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting our patent applications or defending patent infringement suits that may arise.

As part of our confidentiality procedures, we generally have entered into non-disclosure agreements with our employees, consultants, and corporate partners and we have attempted to control access to and distribution of our technologies, documentation, and other proprietary information. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps we have taken and that we may take in the future may not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement of our intellectual property rights could have an adverse effect on our ability to develop and sell successfully commercially competitive systems and components.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time, and our operating results would suffer.

Third parties may claim that our products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. If a competitor were to challenge our patents, or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, which could be expensive, pay substantial damages, or even be forced to cease our operations. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation. Moreover, BRC is subject to a patent infringement lawsuit in Italian courts. That lawsuit seeks injunctive relief and economic and punitive damages totalling approximately €1.5 million. The costs associated with litigating that matter, as well as any potential damages awards, may have a material adverse effect on IMPCO’s consolidated net revenues if the BRC acquisition is consummated.

We are dependent on certain key customers, and the loss of one or more customers could have a material adverse effect on our business.

A substantial portion of our business results from sales to key customers. During fiscal year 2003 and the nine-month period ended September 30, 2004, sales to these customers accounted for 40% and 58% of our revenues, respectively. If several of these key customers were to reduce their orders substantially, we would suffer a decline in revenues and profits, and those declines may be material and adverse.

We depend on third-party suppliers for key materials and components for our products.

We have established relationships with third-party suppliers that provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity, or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs, either of which would negatively impact our results of operations and business. In addition, we rely on a limited number of suppliers for certain high quality IMPCO proprietary precision die cast parts as well as dress engines for use in our products. Approximately 70% of our raw materials is supplied by ten entities. We could incur significant costs in the event that we are forced to utilize alternative suppliers.

Our business could be harmed if we fail to meet OEM specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software, and other components required to allow these products to operate in alternative fuel applications. We sell these products principally to original equipment manufacturer, or OEM, customers. Our OEM customers require that these products meet strict standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our profitability. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed.

We may experience unionized labor disputes at OEM facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. For the twelve months ended December 31, 2003 and the nine months ended September 30, 2004, direct OEM product sales accounted for 60% and 75% of our revenues, respectively. Labor unions represent most of the labor forces at OEM facilities. In the past, labor disputes have occurred at OEM facilities, which adversely impacted our direct OEM product sales. Such labor disputes are likely to occur in the future and, if so, will negatively impact our sales and profitability.

Adverse currency fluctuations may hinder our ability to economically procure key materials and services from overseas vendors and suppliers, may affect the value of our debt, and may affect our sales margins.

We have significant operations outside of the U.S. As result, we engage in business relationships and transactions that involve many different currencies. Exchange rates between our functional currencies (the U.S. dollar and the Euro) and the local currencies in these locations where we do business can vary unpredictably. These variations may have an affect on the prices we pay for key materials and services from overseas vendors in our functional currencies under agreements that are priced in local currencies. If exchange rates with local currencies decline, our effective costs for such materials and services would increase, adversely affecting our profitability. In addition, we are in the process of retiring our debt to Bison Structured Capital Equity Partners LLC. A portion of the funds used to retire the Bison debt will come from a loan denominated in Euros. Fluctuations in the relative values of the dollar and the Euro will affect the value and cost to us of this loan.

We face risks associated with marketing, distributing, and servicing our products internationally.

In addition to the Unites States, we currently operate in Australia, Europe, India, Japan, and Mexico, and market our products and technologies in other international markets, including both industrialized and developing countries. During the nine month period ended September 30, 2004 approximately 57% of our revenues was derived from sales to customers located outside the United States and Canada, and the remaining 43% was derived from sales in Asia, Europe, and Latin America where economics and fuel availability make our products more competitive. Additionally, approximately 44% of our employees and 75% of our approximate 400 aftermarket distributors and dealers worldwide are located outside the United States and Canada. Our combined international operations are subject to various risks common to international activities, such as the following:

•	our ability to maintain good relations with our overseas employees and distributors and to collect amounts owed from our overseas customers;

•	expenses and administrative difficulties associated with maintaining a significant labor force outside the United States, including without limitation the need to comply with employment and tax laws and to adhere to the terms of real property leases and other financing arrangements in foreign nations;

•	exposure to currency fluctuations;

•	potential difficulties in enforcing contractual obligations and intellectual property rights;

•	complying with a wide variety of laws and regulations, including product certification, environmental, and import and export laws;

•	the challenges of operating in disparate geographies and cultures;

•	political and economic instability; and

•	difficulties collecting international accounts receivable.

We derive income from unconsolidated foreign subsidiaries that we do not control.

A portion of our income is generated from the operations of unconsolidated foreign subsidiaries in which we hold minority interests. Although the agreements that govern our relationship with these entities provide us with some level of control over our investment, we do not have the ability to control their day to day operations or their management. As a result, we cannot control these entities ability to generate income. We are currently considering strategic moves that will allow us to have more control over these entities.

We are highly dependent on certain key personnel.

Assuming the completion of the BRC acquisition, and particularly following Mr. Stemmler’s planned retirement in April 2006, we will be highly dependent on the services of Mariano Costamagna and of our Chief Operations Officer, Brad Garner. These two executives will be extensively involved in, or will directly or indirectly oversee, virtually every aspect of our day-to-day operations. Were we to lose the services of either or both of these executives, we would be at significant risk of declining revenue or net income.

Our spin-off of our Quantum subsidiary is subject to tax risks for us and our stockholders, including restrictions on our or Quantum’s issuance of equity securities in order to maintain the tax-free status of the spin-off.

At the time of our spin-off of Quantum on July 23, 2002, we received an opinion of Morrison & Foerster LLP to the effect that the spin-off was tax-free to our stockholders for federal income tax purposes. The opinion of Morrison & Foerster LLP is not binding on the Internal Revenue Service, and we can offer no assurance that the Internal Revenue Service or the courts will agree with their opinion. The opinion was also subject to specific assumptions and the accuracy and completeness of specific factual representations and statements made by us and Quantum, and we are subject to certain limitations on changes in our capital structure following the Quantum transaction. If these assumptions, representations, or statements are incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Similarly, we can provide no assurances that our issuance of stock to BRC’s stockholders or in various post-spin-off equity issuances will not adversely impact the tax-free character of the Quantum spin-off.

Even if the spin-off is tax-free to our stockholders, it will be taxable to us if Section 355(e) of the Internal Revenue Code applies to the spin-off. Section 355(e) of the Internal Revenue Code will apply if 50% or more of our stock or Quantum stock, by vote or value, is acquired by one or more persons, other than our historic stockholders who receive Quantum common stock in the spin-off, acting pursuant to a plan or a series of related transactions that includes the spin-off. We cannot provide you any assurance that Section 355(e) of the Internal Revenue Code will not apply to the spin-off. Risk of the applicability of Section 355(e) of the Internal Revenue Code may also discourage, delay, or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or issuance of new equity.

Provisions of Delaware law and of our charter and bylaws may make it more difficult to take over our company, a fact that may reduce our stock price.

Provisions in our certificate of incorporation and bylaws and in the Delaware corporation law may make it difficult and expensive for a third party to pursue a tender offer, change in control, or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

We have a stockholder protection rights agreement that provides for a dividend of one right for each outstanding share of our common stock. Upon the occurrence of some events, including a person or entity’s acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at an exercise price of $45 per right, common stock with a market value equal to twice the exercise price, which could cause substantial dilution. The rights agreement may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock, including shares issued upon exercise of our outstanding options and warrants, in the public market or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of November 30, 2004, we had 18,747,112 shares of common stock outstanding, excluding 68,885 shares issued but held by IMPCO as treasury stock. Of these shares, 17,293,100 shares are currently freely tradable and 1,385,127 shares, which otherwise are freely tradable, are subject to a lockup agreement that restricts their resale until certain dates in 2005 and 2006. The following table presents the relevant expiration dates and the number of shares as to which the lockup agreement expires:

Date	Number of Shares Available for Sale
February 1, 2005	460,601
August 1, 2005	460,601
February 1, 2006	463,925

As of November 30, 2004 up to 708,000 shares of our common stock were issuable upon the exercise of warrants outstanding as of that date, all of which may be freely tradable upon exercise thereof. We expect to issue an additional 5,098,284 shares of common stock in connection with the BRC acquisition. Furthermore, as of November 30, 2004, up to 3,391,533 shares are issuable upon the exercise of options of which 1,118,009 are vested. Subject to applicable vesting and registration requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices less than the market price of our common stock from time to time, investors would experience dilution. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

Risks related to our industry

Our business is directly and significantly affected by regulations relating to vehicle emissions. If current regulations are repealed or if the implementation of current regulations is suspended or delayed, our revenues may decrease. In addition, we rely on emissions regulations, the adoption of which is out of our control, to stimulate our growth.

Our business has fluctuated significantly as a result of regulation of vehicle emissions. For example, our 84% increase in revenue from U.S. operations during the period ended September 30, 2004 from the comparable 2003 period is attributable to the Environmental Protection Agency’s (EPA) recently promulgated regulations requiring strict emission certification requirements for nonroad spark-ignition engines over 19 KW (25 hp). If regulations relating to vehicle emissions are amended in a manner that may allow for less strict standards, or if the implementation of such standards is delayed or suspended, the demand for our products and services could diminish and our revenues could decrease. In addition, demand for our products and services may be adversely affected by the perception that emission regulations will be suspended or delayed.

We are subject to certification requirements and other regulations, and future more stringent regulations may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the EPA and the California Air Resources Board, to sell certain of our products in the United States, and must obtain other product certification requirements in other countries. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products or civil or criminal penalties.

Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our revenues and profitability and thereby harm our business, prospects, results of operations, or financial condition.

Prevailing economic conditions and international dissension may disproportionately affect our business.

Because we depend heavily on sales to developing nations, the effects of continuing instability in the Middle East, as well as weaknesses in the U.S. and global economies, may cause our customers to delay orders, may result in interruptions in shipments to some customers or from some suppliers, or may have other effects that may decrease our revenues or increase our costs. These situations, whether alone or in combination with one or more risk factors discussed in this prospectus supplement and the accompanying prospectus, may affect our business materially and adversely.

Declining oil prices may adversely affect the demand for our products.

We believe that our sales in recent periods have been favorably impacted by increased consumer demand promoted by rising oil prices. Oil prices are highly volatile and have recently reached historically high levels. Reductions in oil prices may occur, and demand for our products could decline in the event of fluctuating, and particularly decreasing, market prices.

Changes in tax policies may reduce or eliminate the economic benefits that make our products attractive to consumers.

In some jurisdictions (like the United States), governments provide tax benefits for clean-air vehicles, including tax credits, rebates and reductions in applicable tax rates. In certain of our markets these benefits extend to vehicles powered by our systems. From time to time governments change tax policies in ways that affect benefits such as those for our customers. Further reductions or eliminations in these benefits may adversely affect our revenues.

The potential growth of the alternative fuel products market will have a significant impact on our business.

Our future success depends on the continued global expansion of the gaseous fuel industry. Many countries currently have limited or no infrastructure to deliver natural gas and propane. Major growth of the international markets for gaseous fuel vehicles is significantly dependent on international politics, governmental policies, and restrictions related to business management. In the United States, alternative fuels such as natural gas currently cannot be readily obtained by consumers for motor vehicle use, and only a small percentage of motor vehicles manufactured in 2003 for the United States were equipped to use alternative fuels. Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products. We do not expect this trend to improve in the United States in the foreseeable future. Our ability to attract customers and sell products successfully in the alternative fuel industry also depends significantly on the current price differential between liquid fuels and natural gas. We cannot assure you that the global market for gaseous fuel engines will expand broadly or, if it does, that it will result in increased sales of our fuel system products. In addition, we have designed many of our products for gaseous fuel vehicles powered by internal combustion engines, but not for gaseous power sources, such as electricity or alternate forms of power. If the major growth in the gaseous fuel market relates solely to those power sources, our revenues may not increase and may decline.

Developments in alternative fuel technologies will increase competition and may render our products obsolete.

Numerous research and development projects are underway in search of commercially viable alternative fuel products. These include ongoing projects funded by auto makers, oil companies and other enterprises that are substantially better capitalized than IMPCO. Among others, the development of “hybrid” automobiles, buses and industrial equipment recently have demonstrated substantial successes. We expect that the present environment of historically high oil prices will cause research on these projects to intensify. If competing technologies prove commercially viable, acceptance of our products may decline, which would adversely impact our revenues and, potentially, our ability to raise capital to finance our business.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that manufacture products to convert liquid-fueled internal combustion engines to gaseous fuels. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

Risks related to BRC

BRC is an Italian company that, through its subsidiaries, designs, manufactures, markets and supplies advanced alternative fuel systems and related products, principally for the light transportation market. As such, BRC operates in many of the same markets as IMPCO and is exposed to many or most of the same operational, regulatory and other risks as IMPCO, including those described above. BRC is exposed to the following additional risks, each of which could adversely affect its business, financial position and results of operations.

BRC and MTM are parties to certain agreements with entities in which one or both of the BRC founders have a separate financial interest.

BRC and MTM are parties to certain agreements with entities in which the BRC founders have a financial interest. These agreements include real property leases to BRC for two properties located in Cherasco, Italy. In addition, MTM from time to time acquires raw materials and component parts pursuant to contracts with certain entities controlled by the BRC founders. These contracts are awarded in accordance with MTM’s standard policy, which requires MTM to solicit three competing bids for every supply contract awarded. In situations where such founder-controlled entities submit the lowest bid to MTM, such entity is awarded the contract. BRC and MTM have obtained appraisals or comparable market price analyses to determine, and those entities’ boards of directors have determined, that each such agreement or arrangement is at terms that approximate fair market value based on arms’ length negotiations. However, there can be no assurance that BRC or MTM could not obtain the relevant materials or facilities from unrelated parties at lower prices or on better terms.

BRC and MTM conduct significant manufacturing operations in South America, and may be subjected to greater risks relating to overseas manufacturing facilities and labor material.

BRC’s subsidiaries have significant manufacturing facilities in Manaus, Brazil. During the fiscal year ended December 31, 2003 and the nine-month period ended September 30, 2004, components manufactured or installed at these facilities contributed approximately 9% and 4% of BRC’s revenues, respectively. BRC is thus sensitive to economic, supply, transportation and labor factors in South America. Were the South American markets, to experience economic or labor unrest, these events may have a disruptive effect upon BRC’s production, which would cause BRC’s revenues to decline, or may force BRC to seek additional or replacement manufacturing facilities or relationships which could cause BRC’s expenses to increase. These events thus could have a material adverse effect upon BRC’s revenues or expenses.

BRC is dependent on the services of certain key personnel.

BRC is highly dependent on the services of Mariano Costamagna, its principal executive officer, Pier Antonio Costamagna, its principal engineering officer, Marco Seimandi, Director of Marketing for MTM, and Danilo Ceratto, Technical Director of MTM. Each of these individuals has specific abilities, knowledge, expertise or relationships that are of substantial value to BRC, and the loss of one or more of them could have a material adverse effect on BRC. Moreover, Messrs. Seimandi and Ceratto are not bound by noncompetition agreements or similar obligations, and were one or more of them to terminate their employment and begin to compete with BRC, their knowledge and relationships could enable BRC’s competitors to compete more effectively.

BRC is a defendant in a patent lawsuit which, if resolved adversely to BRC, could have a material adverse effect on BRC’s business.

BRC is currently a defendant in a patent infringement action brought by ICOM, S.r.l., in Italian court. That lawsuit seeks injunctive relief and economic and punitive damages totalling approximately €1.5 million. BRC has prevailed at trial in this dispute, and the case is currently on appeal. BRC’s management personnel have informed IMPCO that in their view the lawsuit is without merit; however, we cannot offer assurances that the Italian courts will accept BRC’s defenses or that it will not find in favor of the plaintiffs. Moreover, whether or not that lawsuit is resolved in BRC’s favor, the cost of continued litigation, the distraction of management personnel in dealing with these claims, or both may have an adverse impact on BRC’s revenues.

BRC’s manufacturing subsidiaries are subject to environmental risks.

BRC’s facilities in Italy and Brazil include significant machining operations, as well as other manufacturing operations. The operations conducted at these facilities require solvents and other chemicals which are hazardous, carcinogenic, or toxic and which are regulated by certain environmental laws and regulations. BRC believes its facilities to be in compliance with applicable laws and regulations, but there can be no assurance that undiscovered or unknown violations have not occurred or will not occur in the future. Similarly, while BRC takes precautions to avoid unauthorized or inadvertent releases of hazardous materials, they can offer no assurance that such releases will not occur in the future, or that unknown releases may not have taken place in the past. Finally, BRC is required by Italian law to contract with third parties to provide for the removal and recycling or disposal of hazardous materials. Were one or more of these parties to fail to carry out their obligations, BRC may face exposure as a result of any violations of law by such companies.

Risks Related to the BRC Acquisition

Our proposed acquisition of the 50% equity interest in BRC that we do not already own poses a number of risks and uncertainties to investors in our common stock.

Because of the closing conditions in the purchase agreement and the possibility that IMPCO or either of the BRC founders may terminate the purchase agreement in specific instances, there can be no assurance when or if the acquisition will be completed.

The completion of the BRC acquisition is subject to the satisfaction or waiver of a number of closing conditions including, among others, the requirements that we complete an equity financing with net proceeds of $15 million, that we liquidate our senior subordinate secured notes, and that we obtain the consent of our senior secured lender. Some of the closing conditions are beyond our ability to control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on the respective businesses of IMPCO and BRC. There can be no assurance that the closing conditions will be satisfied or waived. If IMPCO and the BRC founders are unable to satisfy all the conditions or if any unsatisfied conditions are not waived, a party for whose benefit an unsatisfied condition is intended may terminate the acquisition. If the proposed offering does not result in net proceeds of $15 million and the related closing condition is not waived, the BRC acquisition will not be consummated, and the Bison debt will remain outstanding. In the event that occurs, the Company intends to use the net proceeds from the proposed offering for general corporate purposes.

The consummation of the BRC acquisition is conditioned, among other things, upon the retirement of our senior subordinated secured notes, and the early retirement of those notes will require us to make a prepayment penalty and accelerate the recognition of the unamortized portion of certain expenses associated therewith.

In order to consummate the BRC acquisition, the BRC acquisition agreement requires that we retire our senior subordinated secured notes due in July 2007. These notes were issued on July 22, 2003, with face amounts of $20 million, and from the issuance we received gross proceeds of $17.3 million; the balance was treated as an original issue discount and is to be amortized ratably over the term of the notes. We also incurred offering expenses of approximately $4.9 million in connection with this financing and capitalized those expenses, amortizing them ratably over the term of the notes. If we retire the notes early, as we anticipate, we will be required under generally accepted accounting principles to take a charge to income representing the amount of the unamortized portion of the original issue discount and the unamortized issuance costs, which currently approximates $2.1 million and $3.5 million, respectively. We will also need to pay the note holders a prepayment penalty to Bison of approximately $1 million.

We need the consent of our lenders to complete the BRC acquisition and we have not obtained consent to date.

IMPCO is a borrower under two material credit arrangements that impose restrictions on various aspects of our business. Both our senior secured credit facility with LaSalle Business Credit, LLC, and our senior subordinated secured notes issued to Bison Capital Structured Equity Partners, LLC, restrict our ability to enter into material business combinations or undergo a change of control. A violation of these restrictions constitutes an event of default under each of these loans, and the credit agreements afford expansive remedies to our creditors upon the occurrence of events of default, including entitling them to foreclose on our assets and, in the case of the LaSalle loan, suspending additional extensions of credit. The acquisition of the BRC founders’ interest in the manner contemplated by this transaction would represent a breach of certain of those restrictions unless we obtain the lenders’ consent. We have not obtained the formal consent or waiver of either creditor, and if either or both of them were to refuse to provide their consent, IMPCO might be required to abandon the transaction.

The BRC founders failed to comply in a timely manner with certain U.S. securities regulations, the enforcement of which might delay or prohibit the consummation of the acquisition of the BRC founders’ interest.

Section 13(d) of the Securities Exchange Act of 1934, and the regulations promulgated thereunder, impose certain filing and disclosure requirements upon persons who acquire or enter into an agreement to acquire more than 5% of a class of securities registered under Section 12 of the Exchange Act, or who acquire or agree to acquire shares of such a class with the intent to influence the management and policies of the issuer. When IMPCO acquired its initial 50% equity interest in BRC, it issued to each of the BRC founders and their respective spouses shares representing approximately 8% of its common stock, and the completion of the pending BRC acquisition will result in our issuing to the BRC founders shares representing up to an additional 19% in the aggregate, after giving effect to the acquisition. However, the BRC founders have not filed required ownership reports within the filing deadlines for such reports. While Section 13(d) and the regulations thereunder do not impose obligations directly on IMPCO, Section 13(d) affords courts broad remedial powers to redress grievances occasioned by breaches of this statute. Were a court to find in favor of any claim alleging that one or more persons was disadvantaged by the BRC founders’ failure timely to report their initial acquisition of IMPCO common stock, or were an investigation or litigation to arise in connection with this filing delay, the resulting actions might delay the closing of the BRC acquisition even if shareholders were to approve the transaction, and the BRC founders or IMPCO might incur additional legal fees and expenses, which might be material, in connection with responding to any inquiry or investigation, or with defending any such litigation.

The issuance of shares of IMPCO common stock in connection with the BRC acquisition will significantly reduce the percentage interests of your investment in IMPCO.

If the BRC acquisition is completed, we will issue to the BRC founders 5,098,284 shares of our common stock. In that event the BRC founders will own, in the aggregate and including the shares previously issued in connection with our acquisition of the IMPCO interest, approximately 27% of our common stock. The issuance of shares in the BRC acquisition will thus significantly reduce the relative percentage interests (including voting interest and liquidation and book value) of persons purchasing IMPCO common stock in this offering. In any case, the issuance of these shares may adversely impact the market value of our shares. The issuance of additional shares of IMPCO common stock in future transactions might exacerbate one or more of these impacts.

If the BRC acquisition is consummated, IMPCO will become susceptible to control by significant stockholders.

As of November 30, 2004, and giving effect (as of that date) to the BRC acquisition, the BRC founders collectively will hold approximately 27% of our outstanding common stock. In addition, Mariano Costamagna is currently a director, and the BRC founders will be given the right to designate one additional independent director following the consummation of this transaction. As a result, based upon the BRC founders’ collective ownership position, as well as their ability to designate at least two members to the board of directors (including Mr. Costamagna’s directorship), the BRC founders will be in a position to exert significant influence over IMPCO’s affairs.

Although the BRC founders’ ownership position and their ability to designate directors do not give the founders majority control of IMPCO, their ownership interests, particularly if coupled with the ownership interests of our affiliates, could give these individuals a sufficient voting interest in IMPCO sufficient to among other things, allow them to

•	exert influence over mergers, sales of assets and other major corporate transactions as well as other matters submitted to stockholder vote;

•	discourage takeover attempts; and

•	otherwise control or influence particular matters that may be submitted to a shareholder vote.

At this time, we are not aware of any agreements between these individuals with respect to the ownership or voting of IMPCO common stock, and other than as so reported, none of these individuals has disclosed any present intention to seek to exercise such control.

If the BRC acquisition is consummated, one of the BRC founders will become our Chief Executive Officer approximately 15 months after the closing, and that individual has not previously served as an executive officer of a public company.

Upon the closing of the BRC acquisition, Mariano Costamagna will become IMPCO’s Executive Vice President until the retirement of our current chief executive officer, Robert M. Stemmler, which IMPCO’s board of directors expects to happen on or before April 30, 2006. The parties anticipate that the period between the closing and Mr. Stemmler’s retirement will, among other things, serve as a transition period. Mr. Costamagna has never served as a senior executive officer in a public company and we can offer no assurances that such preparations will prove adequate. If we cannot provide for an orderly transition by assuring that IMPCO’s senior management team retains qualified executives to serve in key roles, our business may be disrupted and we may experience increased expenses, declining revenues or both. The integration of IMPCO’s business with BRC’s will require substantial management time and attention, and may not be successful.

Mariano Costamagna’s employment agreement may limit IMPCO’s board of directors’ ability to effect changes in our senior management.

Mariano Costamagna, BRC’s co-founder and a director of IMPCO, has entered into an employment agreement with IMPCO that will become effective upon closing of the BRC acquisition. Under the agreement, Mr. Costamagna will become IMPCO’s Executive Vice President until Robert Stemmler’s retirement as CEO or April 30, 2006, whichever is earlier. Mr. Costamagna will then become IMPCO’s Chief Executive Officer until May 31, 2009. Mariano Costamagna’s employment will include a salary of $360,000 annually, as well as bonuses, benefits and expenses. If, during the term of his employment, IMPCO terminates Mr. Costamagna’s employment other than for cause, or if Mr. Costamagna resigns for “good reason,” IMPCO must pay Mr. Costamagna a severance payment equal to $5 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of the IMPCO stock he has received in connection with IMPCO’s acquisition of BRC). The required severance payment may limit IMPCO’s board of directors’ ability to decide whether to retain or replace Mr. Costamagna or to reallocate management responsibilities among IMPCO’s senior executives, a fact that may, in certain circumstances, have an adverse effect on IMPCO’s business, operations and financial condition.

One or more IMPCO shareholders may claim that the purchase of the BRC founders’ interest represents a violation of our board of directors’ fiduciary duties to shareholders.

The purchase of the BRC founders’ interest represents an “interested director transaction” within the meaning of the Delaware General Corporation Law. Delaware law imposes substantial restrictions on a company’s ability to enter into transactions with interested directors, and affords substantial protections to shareholders to mitigate the potential effects of such transactions. Section 144 of the Delaware General Corporation Law provides a safe harbor for interested director transactions when specific shareholder protections are adopted to safeguard shareholder interests in such transactions. Our board of directors took specific steps to bring this transaction within the “safe harbor” provided by Section 144, including the approval of the transaction by a separate committee of disinterested and independent directors, submitting the proposed transaction for a vote of our shareholders, and receipt by us of an formal written opinion from Adams Harkness that the transaction is fair to the company; we believe the requirements for this safe harbor have been satisfied. However, there can be no assurances that one or more shareholders will not claim that these actions were insufficient and that the acquisition of the BRC founders’ interest and the consideration paid in exchange therefor represent breaches of the directors’ fiduciary duties. Shareholder litigation in a Delaware corporation can be extremely expensive and time consuming, and were shareholder litigation to ensue in this instance, the resulting delays and financial consequences might make it impossible to consummate the transaction or might require us to expend substantial funds and management resources in defense of such an action. Moreover, because the absence of certain types of litigation is a condition to closing, one or more parties might elect to terminate the agreement rather than proceed with the transaction if litigation were pending or threatened.

The combined companies would have substantially more extensive sales and production facilities and arrangements than IMPCO currently has, and this expansion may result in the failure of the combined organization to comply with applicable U.S. law and regulations.

Both BRC and IMPCO have substantial overseas operations, and the combination of these businesses will significantly expand IMPCO’s geographic reach. Among other things, this expansion means that all aspects of BRC’s operations must comply with U.S. laws that regulate exports, certain types of environmental discharges, and relations with foreign governments and government officials. The extent of BRC’s non-U.S. operations require extensive coordination on the part of the combined companies to assure that our business activities after the closing comply with all applicable laws. This coordination will place substantial burdens on management to review the operations to assure compliance, and the results of management’s assessments may mandate revisions to or reductions of certain aspects of our combined operations. If significant restructuring or revisions are required, the cost of such actions, independently or coupled with any loss of business which ensues, may adversely impact our revenues. Moreover, the failure to comply with these laws and regulations may result in the imposition of substantial fines and penalties upon IMPCO, and the defense of any enforcement actions seeking such fines or penalties may have material and adverse impacts on our business operations or financial condition.

Charges to operations resulting from the application of the purchase method of accounting may adversely affect our earnings and thus adversely impact the market value of IMPCO common stock following the transaction.

In accordance with United States generally accepted accounting principles, we will account for the BRC acquisition using the purchase method of accounting. As a result, we anticipate incurring additional depreciation expense over the remaining useful lives of certain tangible assets acquired in connection with the transaction, which management preliminarily estimates to be approximately $800,000 on an annual basis. In addition, if we determine that the anticipated benefits of the BRC acquisition are not being achieved, we may conclude that the value of goodwill or intangible assets with indefinite lives has become impaired and we could be required to incur material impairment charges relating to those assets. The additional charges could adversely affect IMPCO’s financial results, including earnings (loss) per common share, which could cause the market price of IMPCO common stock to decline.

The market price of IMPCO common stock may decline after the BRC acquisition.

The market price of IMPCO common stock may decline after the BRC acquisition for a number of reasons, including if:

•	investors reach an unfavorable impression about the transaction or about one or more aspects of our combined operations with BRC;

•	we do not achieve the expected benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the transaction on our financial results is not consistent with the expectations of financial or industry analysts; or

•	the BRC founders and other significant stockholders of IMPCO decide to dispose of substantial numbers of shares of IMPCO common stock in the future.

IMPCO and BRC will incur substantial costs whether or not the BRC acquisition is completed.

IMPCO and BRC will incur substantial costs related to the BRC acquisition whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. IMPCO currently expects to incur approximately $1,000,000 in costs associated with the BRC acquisition, none of which are contingent on the completion of the transaction, excluding costs associated with the offering described in this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

We anticipate using the net proceeds from a proposed initial offering to discharge our cash payment obligations under the Equity Interest Purchase Agreement, by and between IMPCO, Mariano Costamagna and Pier Antonio Costamagna, B.R.C. S.r.l., and MTM S.r.l., described in our Current Report on Form 8-K filed on October 25, 2004, which is the principal agreement governing the terms of the BRC acquisition. Under this agreement, we are obligated to complete an equity financing with net proceeds of at least $15,000,000. In addition, IMPCO must have discharged all debt and related obligations it has pursuant to that certain Securities Purchase Agreement dated July 18, 2003, with Bison Capital Structured Equity Partners, LLC (“Bison”).

If we raise $15 million in equity financing as contemplated by the BRC acquisition agreement, we anticipate paying approximately $10,000,000 to Mariano and Pier Costamagna as part of the purchase price. The remaining $5 million will be used for fees and expenses associated with the Purchase Agreement, including attorneys’, underwriters, and other professional fees, and to retire a portion of our debt obligations to Bison. Our debt obligations to Bison currently have an outstanding balance of approximately $20.9 million, including capitalized interest of approximately $0.9 million, and carry a prepayment premium of approximately $1 million. We anticipate that a portion of the funds to retire these debt obligations will come from a loan of up to $22 million from MTM to IMPCO; however, that loan has not yet been formalized. Any amounts raised through the offering in excess of $10,000,000 that are used to pay down the Bison obligation will reduce the amount of the loan from MTM to IMPCO. If we do not complete the proposed initial offering with net proceeds of at least $15 million and the closing condition in the purchase agreement is not waived, the BRC acquisition will not be consummated and the proceeds from the sale of the offered securities will be used for general corporate purposes.

Unless otherwise described in a prospectus supplement, we intend to use the net proceeds from the sale of the approximately $45 million in remaining offered securities for general corporate purposes, which may include, but are not limited to, payment of outstanding debt obligations, working capital, ongoing research and development activities, and capital expenditures. Pending any specific utilization, the proceeds from the sale of the offered securities may be invested in a manner designed to ensure levels of liquidity which correspond to our current and foreseeable cash needs. Such investments may include, but not be limited to, short-term investments, including government bonds, or other interest-bearing investments.

We may sell less than all of the securities offered pursuant to this offering. In the event that less than all of the offered securities are sold, the proceeds will be first used to satisfy the above referenced obligations arising pursuant to the BRC acquisition agreement, including the $10,000,000 purchase price payment to Mariano and Pier Costamagna and the retirement of the debt obligations to Bison. Any remaining proceeds will then be used to pay the other fees and expenses described above that were incurred in connection with the Purchase Agreement, and then for general corporate purposes as also described above.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers, including our affiliates, (c) through agents, or (d) through a combination of any of these methods. The applicable prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions, and other items constituting underwriters’ compensation;

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any arrangement whereby the underwriter has the right to designate or nominate a member or members of our board of directors.

The sale of the securities may be effected in transactions (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market, or (d) through the writing of options.

The distribution of offered securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to the market prices, or at negotiated prices.

Sale through Underwriters or Dealers.

If underwriters are used in the sale of any of these securities, the underwriters will acquire the securities for their own account. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in any prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. We may grant underwriters an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution. The underwriters may change, from time to time, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell these securities for public offering and sale may make a market in those securities, but they will not be obligated to and they may discontinue any market making without notice at any time. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents.

We may sell the securities directly, and not through underwriters or agents. We may also sell the securities through underwriters or agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, or the Exchange Act, with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Delayed Delivery Contracts.

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information.

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of their businesses.

RECENT DEVELOPMENTS

BRC Acquisition.

As disclosed in our Current Report on Form 8-K filed on October 25, 2004, on October 22, 2004, we entered into the BRC acquisition agreement to purchase the remaining equity interests in BRC with a view towards consolidating BRC into our company. The purchase price for the equity interests was approximately $10.0 million in cash and 5,098,284 shares of our common stock. The closing of the acquisition is subject to certain conditions and contingencies including the delivery of disclosure schedules by each party to the other. In addition, IMPCO must have discharged all debt and related obligations it has pursuant to that certain Securities Purchase Agreement dated July 18, 2003, with Bison Capital Structured Equity Partners, LLC. Pursuant to the BRC acquisition agreement, as amended, disclosure schedules were delivered by each party on November 30, 2004.

Management Reorganization Plan.

Pursuant to the BRC acquisition agreement, we have entered into employment agreements with Mariano Costamagna and Pier Antonio Costamagna. In addition, the Purchase Agreement contemplates the development of a comprehensive and mutually agreeable plan for the integration and organization of our senior management team with that of BRC. On November 16, 2004, Mariano Costamagna presented a management reorganization plan to our board of directors. Pursuant to the management reorganization plan and Mariano Costamagna’s employment agreement, Mariano will serve as our Executive Vice-President until, at the latest, April 30, 2006, at which time he will become our Chief Executive Officer upon the resignation of Robert Stemmler, our current Chief Executive Officer. The management reorganization plan was approved by our board of directors on November 16, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus. Information contained in this prospectus and information that we file with the Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes any previously filed information.

We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is completed. We incorporate by reference the documents listed below, and any amendments thereto.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004;

•	Our Current Reports on Form 8-K filed on January 16, 2004, May 5, 2004, July 16, 2004, August 5, 2004, October 25, 2004, and November 4, 2004;

•	Our Annual Report on Form 11-K filed on September 27, 2004; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the Commission on July 7, 1999.

You may request a copy of these filings, at no cost, by contacting us at IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703, telephone (562) 860-6666, Attention: Corporate Secretary. We will not, however, send exhibits to these documents, unless the exhibits are specifically incorporated by reference in the documents so requested.

Any statement contained in a document that is incorporated by reference in this prospectus or in any subsequent prospectus supplements will be modified or superseded for purposes of this prospectus or any subsequent prospectus supplements to the extent that a statement contained in this prospectus or incorporated by reference in this prospectus or in any prospectus supplements or in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus or in any subsequent prospectus supplements modifies or supersedes the prior statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any subsequent prospectus supplements. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with any other information. The securities offered by this prospectus may only be offered in states where the offer is permitted, and we are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act for the common stock sold in this offering. This prospectus constitutes part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules because some parts have been omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the shares being sold in this offering. Copies of the registration statement and its exhibits are on file at the offices of the SEC and on its worldwide website.

You may read and copy the registration statement, including the attached exhibits and any report, statements or other information that we file at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings will also be available to the public from commercial retrieval services and at the SEC’s worldwide website at www.sec.gov.

We provide copies of our annual and interim reports and exhibits filed with the SEC on our website, www.impco.ws. If you are a stockholder, you may also request a copy of these filings, at no cost, by writing or telephoning us at the following address:

IMPCO Technologies, Inc.

16804 Gridley Place

Cerritos, California 90703

Attention: Investor Relations Department

(562) 860-6666

We also provide on our website recent press releases and information necessary to contact our Investor Relations office if additional information is desired. Information contained in our website is not incorporated into this prospectus.

For further information about us and the shares being sold in this offering, we refer you to the registration statement and the accompanying exhibits and schedules. Statements in this prospectus concerning any document filed as an exhibit are not necessarily complete and we refer you to a copy of such document filed as an exhibit to the registration statement.

INDEMNIFICATION

Our articles of incorporation allow us to indemnify our officers and directors to the maximum extent allowable under Delaware law. This includes indemnification for liabilities that may arise under the Securities Act.

PART II.

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the NASD Filing Fee and the NASDAQ National Market Listing Fee. All of the expenses will be paid by us.

Type	Amount
Securities and Exchange Commission Registration Fee	$7,602
NASD Filing Fee	35,000
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
Printing and engraving expenses	15,000
Transfer agent and registrar fees	1,000
Miscellaneous expenses	25,000

TOTAL	$158,602

ITEM 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Section 102(a)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as our company, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Our Certificate of Incorporation eliminates the liability of each of our directors to our stockholders or us for monetary damages for breach of fiduciary duty to the full extent provided by the DGCL, as such law exists or may hereafter be amended.

Indemnification applies to any threatened, pending, or completed action, suit, or proceeding, whether, civil, criminal, administrative, or investigative. Indemnification may include all expenses (including attorneys’ fees, judgments, fines, ERISA excise taxes, and amounts paid in settlement) reasonably incurred by the indemnified person.

ITEM 16.	Exhibits.

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement.*

4.1	Stockholders’ Protection Rights Agreement, dated as of June 30, 1999, between IMPCO Technologies, Inc. and Chase Mellon Stockholder Services, L.L.C., as Rights Agent.(a)

5.1	Opinion of Davis Wright Tremaine LLP.

23.1	Consent of Ernst & Young, LLP, independent registered public accounting firm, with respect to IMPCO Technologies, Inc.

23.2	Consent of Ernst & Young, LLP, independent registered public accounting firm, with respect to the IMPCO Investment and Tax Savings Plan.

23.3	Consent of Reconta Ernst & Young S.P.A., independent registered public accounting firm, with respect to B.R.C. S.r.l.

23.4	Consent of Davis Wright Tremaine LLP.*

24.1	Power of Attorney (pursuant to which amendments to this Registration Statement may be filed).(b)

*	To be filed by amendment or incorporated by reference in this Registration Statement.

(a)	Incorporated by reference to the Registrant’s Form 8-K dated June 30, 1999.

(b)	Included on Page 19 of this Registration Statement.

ITEM 17.	Undertakings.

We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this registration statement as of the time it was declared effective; and

(7) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cerritos, State of California, on December 20, 2004.

IMPCO Technologies, Inc.

By:	/s/ ROBERT M. STEMMLER
Robert M. Stemmler
President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Robert M. Stemmler and Nickolai A. Gerde, and each of them, as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf this Registration Statement on Form S-3 in connection with the offering of common stock by IMPCO Technologies, Inc. and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, and each of them, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, jointly or severally, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT M. STEMMLER Robert M. Stemmler	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 20, 2004

/s/ NICKOLAI A. GERDE Nickolai A. Gerde	Chief Financial Officer (Principal Financial Officer)	December 20, 2004

/s/ RICHARD T. FOGARTY Richard T. Fogarty	Corporate Controller	December 20, 2004

/s/ NORMAN L. BRYAN Norman L. Bryan	Director	December 20, 2004

/s/ JOHN R. JACOBS John R. Jacobs	Director	December 20, 2004

/s/ J. DAVID POWER III J. David Power III	Director	December 20, 2004

/s/ DON J. SIMPLOT Don J. Simplot	Director	December 20, 2004

/s/ MARIANO COSTAMAGNA Mariano Costamagna	Director	December 20, 2004

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement.*

4.1	Stockholders’ Protection Rights Agreement, dated as of June 30, 1999, between IMPCO Technologies, Inc. and Chase Mellon Stockholder Services, L.L.C., as Rights Agent.(a)

5.1	Opinion of Davis Wright Tremaine LLP.

23.1	Consent of Ernst & Young, LLP, independent registered public accounting firm, with respect to IMPCO Technologies, Inc.

23.2	Consent of Ernst & Young, LLP, independent registered public accounting firm, with respect to the IMPCO Investment and Tax Savings Plan.

23.3	Consent of Reconta Ernst & Young S.P.A., independent registered public accounting firm, with respect to B.R.C. S.r.l.

23.4	Consent of Davis Wright Tremaine LLP.*

24.1	Power of Attorney (pursuant to which amendments to this Registration Statement may be filed).(b)

*	To be filed by amendment or incorporated by reference in this Registration Statement.

(a)	Incorporated by reference to the Registrant’s Form 8-K dated June 30, 1999.

(b)	Included on Page II-3 of this Registration Statement.